FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Deloitte letter dated July 29, 2009, re: Report on Limited Review of Condensed Consolidated Interim Financial Statements and Interim Management’s Report for the six-month period ended June 30, 2009 (translation of a report originally issued in Spanish).
2.	Condensed Consolidated Interim Financial Statements and Consolidated Interim Management’s Report for the Six-Month Period Ended June 30, 2009.
3.	Consolidated Interim Management’s Report for the six-month period ended June 30, 2009.

Repsol YPF, S.A. and Subsidiaries

Limited Review Report

Condensed consolidated interim

financial statements and interim

management’s report for the six-

month period ended 30 June 2009

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Repsol YPF, S.A.:

1.	We have performed a limited review of the accompanying condensed consolidated interim financial statements (“the interim financial statements”) of Repsol YPF, S.A. (“the Parent”) and subsidiaries (“the Group”), which consist of the consolidated balance sheet at 30 June 2009 and the related consolidated income statement, consolidated statement of recognized income and expenses, consolidated statement of changes in net equity, consolidated statement of cash flows and explanatory notes to the condensed consolidated financial statements for the six-month period then ended. The Parent’s Directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Our work did not include a review of the condensed consolidated interim financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group held a 30.89% ownership interest at 30 June 2009 and whose assets and net profit at that date represented 25.37% and 21.60%, respectively, of the related consolidated figures for the Repsol YPF Group at that date. The condensed consolidated interim financial statements of the above-mentioned investee were reviewed by another auditor and our conclusion as expressed in this report on the condensed consolidated interim financial statements of the Repsol YPF Group is based, with respect to these investees, solely on the report of the other auditors.

2.	Our review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit and, therefore, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

3.	As indicated in Note 1 to the accompanying interim financial statements, the interim financial statements referred to above do not include all the disclosures that would be required in complete consolidated financial statements prepared in conformity with International Financial Reporting Standards as adopted by the European Union and, accordingly, the accompanying interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2008.

Deloitte, S.L Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.

inscripcion 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1 - Torre Picasso, 28020 Madrid.

Member of Deloitte Touche Tohmatsu

4.	Our limited review, based on our work and on the report of the other auditors, which under no circumstances may be considered an audit of financial statements, did not bring anything to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2009 were not prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, in conformity with Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

5.	The accompanying interim consolidated management’s report for the six-month period ended 30 June 2009 contains the explanations which the Parent’s Directors consider appropriate about the significant events that took place in this period and their impact on the interim financial statements presented, of which it does not form part, as well as about the information required in accordance with Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the aforementioned management’s report is consistent with that contained in the interim financial statements for the same period of 2009. Our work was confined to checking the management’s report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated companies’ accounting records

6.	This report was prepared at the request of the Parent’s Directors in relation to the publication of the six-monthly financial report required by Article 35 of Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

Javier Ares San Miguel

29 July 2009

REPSOL YPF S.A. and investees composing the

REPSOL YPF GROUP

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AND CONSOLIDATED INTERIM MANAGEMENT’S

REPORT FOR THE SIX-MONTH

PERIOD ENDED 30 JUNE 2009

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Balance Sheet at 30 June 2009 and 31 December 2008

		Millions of euros
	Note	30/06/2009	31/12/2008
ASSETS

Intangible assets:		7,106	4,079
a) Goodwill	3	4,639	2,851
b) Other intangible assets		2,467	1,228
Tangible assets	3	32,045	25,737
Investment properties		30	31
Investments accounted for using the equity method		531	525
Non-current financial assets	5	2,023	2,466
Deferred tax assets		1,654	1,463
Other non-current assets		345	276

NON-CURRENT ASSETS		43,734	34,577

Non-current assets available for sale	3	1,331	1,251
Inventories		4,095	3,584
Trade and other receivables		7,290	6,632
a) Sales and services customers		4,404	4,209
b) Other receivables		2,666	2,180
c) Income tax assets		220	243
Other current financial assets	5	286	494
Cash and cash equivalents	5	2,362	2,891

CURRENT ASSETS		15,364	14,852

TOTAL ASSETS		59,098	49,429

The accompanying explanatory notes 1 to 14 are an integral part of the Consolidated Balance Sheet at 30 June 2009.

II

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Balance Sheet at 30 June 2009 and 31 December 2008

		Millions of euros
	Note	30/06/2009	31/12/2008
NET EQUITY AND LIABILITIES

NET EQUITY

Share Capital		1,221	1,221
Share premium		6,428	6,428
Reserves		247	247
Treasury shares		(241)	(241)
Retained earnings		12,873	11,427
Result attributable to the shareholders of the parent company		889	2,711
Interim dividend		—	(634)

EQUITY		21,417	21,159

Financial assets available for sale		(5)	(7)
Hedge transactions		(126)	(150)
Translation differences		(1,233)	(902)

ADJUSTMENTS FOR CHANGES IN VALUE		(1,364)	(1,059)

NET EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY		20,053	20,100
MINORITY INTEREST		1,770	1,170

TOTAL NET EQUITY		21,823	21,270

Subsidies		243	108
Non-current provisions		3,019	2,710
Non-current financial liabilities	5	14,206	10,315
a) Debts with credit institutions and obligations or other negotiable securities		13,999	10,001
b) Other financial liabilities		207	314
Deferred tax liabilities		3,431	2,554
Other non-current liabilities		2,733	1,451

NON-CURRENT LIABILITIES		23,632	17,138

Liabilities linked to non-current assets classified as available for sale		593	601
Current provisions		186	437
Current financial liabilities	5	4,102	1,788
a) Debts with credit institutions and obligations or other negotiable securities		4,079	1,742
b) Other financial liabilities		23	46
Trade debts and other accounts payable:		8,762	8,195
a) Suppliers		3,706	2,878
b) Other creditors		4,703	5,027
c) Income tax liabilities		353	290

CURRENT LIABILITIES		13,643	11,021

TOTAL NET EQUITY AND LIABILITIES		59,098	49,429

The accompanying explanatory notes 1 to 14 are an integral part of the Consolidated Balance Sheet at 30 June 2009.

III

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Income Statement for the interim periods ended 30 June 2009 and 2008

		Millions of euros
	Note	30/06/2009	30/06/2008
Sales	4	20,983	30,075
Services rendered and other income	4	598	1,137
Change in inventories of finished goods and work in progress inventories		(115)	704

Income from reversal of impairment losses and gain on disposal of non-current assets		273	120
Allocation of subsidies on non financial assets and other subsidies		11	7
Other operating income		599	688

OPERATING REVENUE	4	22,349	32,731

Materials used		(14,109)	(21,618)
Personnel expenses		(1,005)	(987)
Other operating expenses		(3,951)	(5,165)
Depreciation and amortization of non current assets		(1,654)	(1,423)
Impairment losses recognized and losses on disposal of non-current assets		(47)	(36)

OPERATING COSTS	4	(20,766)	(29,229)

OPERATING INCOME	4	1,583	3,502

Financial income		103	167
Financial expenses		(467)	(451)
Change in the fair value of financial instruments		187	62
Net exchange differences		110	163
Impairment losses and gain/(losses) on disposals of financial instruments		31	—

FINANCIAL RESULT		(36)	(59)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		1,547	3,443

Income tax		(611)	(1,253)
Share of results of companies accounted for using the equity method		49	58

CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD		985	2,248

Net income attributable to minority interests		(96)	(131)

NET INCOME ATTRIBUTABLE TO THE PARENT COMPANY		889	2,117

		Amount (euros)	Amount (euros)
NET INCOME PER SHARE (1)
Basic		0.74	1.74
Diluted		0.74	1.74

(1)	The net income per share has been calculated taking into account the average number of shares outstanding that considers treasury shares (see note 1).

The accompanying explanatory notes 1 to 14 are an integral part of the Consolidated Income Statement for the six-month period ended 30 June 2009.

IV

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statement of Recognized Income and Expenses corresponding to the interim periods ended 30 June 2009 and 2008

	Millions of euros
	30/06/2009	30/06/2008
CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD (from the Income Statement)	985	2,248

INCOME AND EXPENSES ATTRIBUTED TO EQUITY

From valuation of financial assets available for sale	35	34
From cash flow hedges	24	5
Translation differences	(266)	(879)
From actuarial gains and losses and other adjustments	2	(1)
Tax effect	(92)	6

TOTAL	(297)	(835)

TRANSFER TO THE INCOME STATEMENT

From valuation of financial assets available for sale	(31)	(1)
From cash flow hedges	9	14
Translation differences	—	4
Tax effect	3	(3)

TOTAL	(19)	14

TOTAL RECOGNIZED INCOME / (EXPENSES)	669	1,427

a) Attributed to the parent company	584	1,349
b) Attributed to minority interests	85	78

The accompanying explanatory notes 1 to 14 are an integral part of the Consolidated Statement of Recognized Income and Expenses corresponding to the six-month period ended 30 June 2009.

V

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statement of Changes in Net Equity corresponding to the interim periods ended 30 June 2009 and 2008

Millions of euros

	Net Equity Attributable to Shareholders of the Parent Company
	Equity
	Share capital	Share premium and reserves	Treasury shares	Net income attributable to the shareholders of the parent company	Adjustments for changes in value	Total Net Equity attributable to the shareholders of the parent company	Minority interest	Total Net Equity
Final balance at 31/12/2007	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Total recognized Income / (expenses)	—	—	—	2,117	(768)	1,349	78	1,427
Transactions with partners or owners
Distribution of dividends	—	(610)	—	—	—	(610)	(275)	(885)
Transactions with treasury shares or interest in its own equity (net)	—	—	(110)	—	—	(110)	—	(110)
Increases / (Reductions) for businesses combinations	—	—	—	—	—	—	—	—

Other changes in net equity
Payments based on equity instruments	—	—	—	—	—	—	—	—
Transfers between items of net equity	—	3,188	—	(3,188)	—	—	—	—
Other changes	—	(1)	—	—	—	(1)	722	721

Final balance at 30/06/2008	1,221	18,101	(106)	2,117	(2,194)	19,139	1,176	20,315

Total recognized Income / (expenses)	—	—	—	594	1,135	1,729	108	1,837
Transactions with partners or owners
Distribution of dividends	—	(632)	—	—	—	(632)	(116)	(748)
Transactions with treasury shares or interest in its own equity (net)	—	—	(135)	—	—	(135)	—	(135)
Increases / (Reductions) for businesses combinations	—	—	—	—	—	—	—	—

Other changes in net equity
Payments based on equity instruments	—	—	—	—	—	—	—	—
Transfers between items of net equity	—	—	—	—	—	—	—	—
Other changes	—	(1)	—	—	—	(1)	2	1

Final balance at 31/12/2008	1,221	17,468	(241)	2,711	(1,059)	20,100	1,170	21,270

Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	17,468	(241)	2,711	(1,059)	20,100	1,170	21,270
Total recognized Income / (expenses)	—	—	—	889	(305)	584	85	669
Transactions with partners or owners
Distribution of dividends	—	(634)	—	—	—	(634)	(112)	(746)
Increases / (Reductions) for businesses combinations	—	—	—	—	—	—	627	627

Other changes in net equity
Payments based on equity instruments	—	—	—	—	—	—	—	—
Transfers between items of net equity	—	2,711	—	(2,711)	—	—	—	—
Other changes	—	3	—	—	—	3	—	3

Final balance at 30/06/2009	1,221	19,548	(241)	889	(1,364)	20,053	1,770	21,823

The accompanying explanatory notes 1 to 14 form part of the Consolidated Statement of Changes in Net Equity for the interim period ended 30 June 2009.

VI

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statement of Cash Flows corresponding to the interim periods ended 30 June 2009 and 2008

	Millions of euros
	30/06/2009	30/06/2008
Net income before taxes and share of results companies accounted for using the equity method	1,547	3,443
Adjustment to result	1,441	1,473
Depreciation and amortization of assets	1,654	1,423
Other adjustments to the result (net)	(213)	50
Changes in working capital	(144)	(1,357)
Other cash flows from operating activities	(610)	(1,484)
Dividends received	41	52
Income tax received/(paid)	(479)	(1,313)
Other receipts / (payments) for operating activities	(172)	(223)

Cash Flows from Operating Activities	2,234	2,075

Payments for investments	(6,530)	(2,039)
Group companies, affiliates and business units	(4,455)	(85)
Tangible assets, intangible assets and investment properties	(2,061)	(1,929)
Other financial assets	(14)	(25)
Receipts from divestments	465	922
Group companies, affiliates and business units	27	847
Tangible assets, intangible assets and investment properties	290	62
Other financial assets	148	13
Other cash flows	71	(103)

Cash Flows from Investment Activities	(5,994)	(1,220)

Receipts and (payments ) from equity instruments	—	(110)
Acquisition	—	(110)
Sale	—	—
Receipts and (payments) from financial liability instruments	3,938	551
Issues	6,134	1,309
Return and redemption	(2,196)	(758)
Payments for dividends and payments on other equity instruments	(747)	(885)
Other cash flows from financing activities	51	(282)
Interest payments	(353)	(308)
Other receipts / (payments) from financing activities	404	26

Cash Flows from Financing Activities	3,242	(726)

Effect of changes in exchange rates	(11)	(39)
Net Increase / (Decrease) in cash and cash equivalents	(529)	90

Cash and cash equivalents at the beginning of the period	2,891	2,585
Cash and cash equivalents at the end of the period	2,362	2,675

	30/06/2009	30/06/2008
COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
(+) Cash and banks	1,271	1,924
(+) Other financial assets	1,091	751

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,362	2,675

The accompanying explanatory notes 1 to 14 form part of the Consolidated Statement of Cash Flows for the interim period ended 30 June 2009.

VII

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Explanatory notes to the condensed consolidated interim financial statements for the six-month period ended 30 June 2009.

(1)	BASIS OF PRESENTATION

Repsol YPF, S.A. and investees composing the Repsol YPF Group (hereinafter “Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, the transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the marketing of oil products, oil derivatives, petrochemicals, LPG and natural gas.

The corporate name of the parent of the Group of companies that prepares and files these condensed consolidated interim financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry 63ª. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900.100.100.

The capital stock of Repsol YPF comprises 1,220,863,463 shares with a par value of 1 euro each. At 30 June 2009 and 31 December 2008, treasury shares held by Repsol YPF Group amounted to 12,229,428. At 30 June 2008, the Repsol YPF Group had 4,792,112 treasury shares.

The accompanying condensed interim financial statements are presented in millions of euros (except where otherwise specified), and were prepared based on the accounting records of Repsol YPF, S.A. and of its investees and they are presented in accordance with International Financial Reporting Standards (IFRSs) as published by the International Accounting Standards Board (IASB) as well as the IFRSs approved by the European Union at 30 June 2009, pursuant to the requirements established in IAS 34 Interim Financial Reporting and in conformity with Art. 12 of RD 1362/2007 and the disclosures of information required in Circular 1/2008, of January 30, from the Spanish “Comisión Nacional del Mercado de Valores” (CNMV). The IFRSs approved by the European Union differ in some respects from the IFRSs published by the IASB; however, these differences do not have a material impact on the Group’s consolidated financial statements for the periods presented. In this regard, the condensed interim financial statements present fairly the Group’s consolidated equity and the financial position at 30 June 2009, as well as the results of operations, the changes in consolidated net equity and consolidated cash flows that have occurred in the six-month period ended on that date.

Pursuant to the provisions of IAS 34, interim financial information is prepared only with the intention of updating the content of the last annual consolidated financial statements prepared by the Group, emphasizing new activities, events and circumstances that occur during the half-year and not duplicating the information published previously in the consolidated financial statements for 2008. Therefore, for an adequate understanding of the information that is included in these condensed interim financial statements, they must be read in conjunction with the consolidated financial statements of the Repsol YPF Group for 2008, which were approved by the General Meeting of Shareholders of Repsol YPF, S.A., held on 14 May 2009.

These condensed interim financial statements for the six-month period ended 30 June 2009 were prepared by the Board of Directors of Repsol YPF, S.A., in its meeting on 29 July 2009.

Accounting Policies

When preparing these condensed interim financial statements, Repsol YPF followed the same accounting policies and the same presentation criteria as in the consolidated financial statements for 2008. Additionally, the standards and interpretations issued by the IASB which have come into force during the six-month period ended 30 June 2009 are detailed in the following table:

Standard	Description	Mandatory for the years commencing on or after
Standards and Amendments:
IFRS 8	Operating segments	1 January 2009
Revised IAS 23	Borrowing costs	1 January 2009
Revised IAS 1	Presentation of financial statements	1 January 2009
Amendment to IFRS 2	Conditions for the irrevocability (or consolidation) of vesting conditions and cancellations	1 January 2009
Amendment to IAS 32 and IAS 1	Financial instruments – puttable instruments and obligations arising on liquidation	1 January 2009
Amendment to IFRS 1 and IAS 27	Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009

Interpretations and amendments:
IFRIC 12	Service concession arrangements	1 January 2008	(1)
IFRIC 13	Customer loyalty programs	1 July 2008
IFRIC 16	Hedges of a net investment in a foreign operation	1 October 2008

(1)	Although the IFRIC 12 issued by the IASB came into force on 1 January 2008, under IFRS as adopted by the European Union mandatory application starts as from 2010, with early application permitted in 2009. The Repsol YPF Group has decided not to early adopt this standard.

Additionally, in 2008, the IASB issued a series of amendments to IFRSs that are applicable from 1 January 2009, except for the amendment to IFRS 5 “Non-current assets held for sale and discontinued operations”, which come into effect from annual periods beginning on or after 1 July 2009. These amendments to IFRSs were adopted by the European Union in January 2009.

The application of these standards did not have any significant impact on the Group’s consolidated financial statements.

Additionally, at the time of the preparation of these condensed consolidated interim financial statements, the following standards and interpretations or amendments thereof, published by the IASB to be applied for the first time in 2009, have yet to be adopted by the European Union:

-	Amendments to IFRS 7 “Improving disclosures about financial instruments”

-	IFRIC 15 “Agreements for the construction of real estate”

-	Amendments to IFRIC 9 and IAS 39 “Embedded derivatives”

The principal accounting policies and valuation criteria are detailed in Note 4 of the Notes to the consolidated financial statements for 2008.

Changes in Estimates

Management estimates have been used to quantify certain assets, liabilities, income, and expenses that are recorded in the condensed consolidated interim financial statements. These estimates are made based on the best available information and they refer to:

1)	The expense for income tax, which, pursuant to IAS 34, is recognized in interim periods based on the best estimate of the average weighted tax rate that the Group expects for the annual period;

2)	The evaluation of possible impairment losses on certain assets (see note 3);

3)	The market value of certain financial instruments;

4)	The provision for litigation and other contingencies;

5)	Crude oil and gas reserves; and

6)	The valuation of derivatives financial instruments.

Despite the fact that the estimates described above are made based on the best available information on the date on which the facts are analyzed, possible future events might require their revision (upward or downward) at the end of 2009 or in subsequent years.

During the six-month period ended 30 June 2009, no material changes occurred in the methodology for calculating the estimates made at the end of 2008.

Relative Importance

When determining the information to be included in these condensed interim financial statements under the different items in the financial statements or other matters, the Repsol YPF Group, pursuant to IAS 34, has taken into account their relative importance in relation to the condensed consolidated financial statements for the six-month period.

Seasonality

Among the activities of the Group, the LPG and natural gas businesses are the ones most affected by seasonality due to their connection to weather conditions, with more activity in the winter and less in the summer in the northern hemisphere. However, Repsol YPF’s operations in Latin America partially offset this effect, given that the winters in the northern hemisphere coincide with summers in the southern hemisphere, significantly reducing the effect of seasonality on the natural gas business.

(2)	CHANGES IN THE COMPOSITION OF THE GROUP

Repsol YPF prepares its consolidated financial statements including its investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated annual report at 31 December 2008 details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation at that date.

The principal changes in the scope of consolidation that have taken place during the interim period ended 30 June 2009, and the effects on the financial statements of the principal changes are detailed below.

a)	Business combinations or other acquisitions or increased interest in subsidiaries, joint ventures and/or investments in affiliated companies

			Net cost of the combination (millions of euros)
Name of the entity (and line of business) acquired or merged	Category	Effective date of the operation	Amount (net) paid in the acquisition + other costs directly attributable to the combination	Fair value of the net equity instruments issued to acquire the entity	% of voting rights acquired	% of total voting rights in the entity after the acquisition
Amodaimi Oil company Ltd	Acquisition	March-09	65.6	—	100.00%	100.00%
Air Miles	Acquisition	February-09	1.0	—	7.50%	30.00%
Rycopesa	Acquisition	June-09	0.0	—	0.07%	99.85%
Gas Natural S.U.R. SDG, S.A. (1)	New Constitution	April-09	0.6	—	30.89%	30.89%
GEM Distribución Gas, S.A. (1)	New Constitution	April-09	0.0	—	30.89%	30.89%
UNION FENOSA (1) (2)	Acquisition	April-09	4,880.2	—	24.87%	29.41%
Eólicos singulares 2005 (1)	Acquisition	April-09	0.0	—	15.14%	15.14%
Gas Natural SDG,S.A	Acquisition	April-09	4.5	—	0.04%	30.89%
Punta de Lens Eólica Marina,S.L (1)	Acquisition	May-09	0.0	—	15.45%	15.45%
Punta de las Olas Eólica Marina,S.L (1)	Acquisition	May-09	0.0	—	15.45%	15.45%
Andaluza de Energía Solar Primera,S.L. (1)	Acquisition	May-09	0.0	—	9.27%	9.27%
Andaluza de Energía Solar Tercera,S.L. (1)	Acquisition	May-09	0.0	—	9.27%	9.27%
Andaluza de Energía Solar Cuarta,S.L. (1)	Acquisition	May-09	0.0	—	9.27%	9.27%
Andaluza de Energía Solar Quinta,S.L. (1)	Acquisition	May-09	0.0	—	9.27%	9.27%
Distribuidora de Electricidad del Norte,S.A. (Nicaragua) (1)	Acquisition	June-09	0.0	—	0.77%	27.09%
Distribuidora de Electricidad del Sur,S.A. (Nicaragua) (1)	Acquisition	June-09	0.0	—	0.83%	27.49%
Cedifil Cored Wired,S.L. (1)	New Constitution	June-09	1.3	—	30.58%	30.58%

(1)	Companies acquired through Gas Natural (the amounts detailed above correspond to the Group’s interest in Gas Natural).
(2)	At 30 June 2009, the heading related to investments on the attached Consolidated Statement of Cash Flows includes the net cost of business combinations in the amount of €4,354 million.

If these changes in the scope of consolidation, except for the acquisition of Unión Fenosa by Gas Natural, had been made at the begining of the period, the changes in the principal items of the income statement and consolidated balance sheet would have not been significant.

Acquisition of Unión Fenosa

The amounts given in this section, related to Gas Natural’s acquisition of an interest in Unión Fenosa, take into account the Repsol Group’s ownership interest in Gas Natural, which as of the date of these consolidated financial statements is 30.89%, except for the percentages, which reflect Gas Natural’s 100% stake.

At 31 December 2008, Gas Natural SDG, S.A. held a 14.7% stake in Unión Fenosa, S.A. (9.9% acquired from ACS on 5 August 2008, under a shares purchase- agreement signed on 30 July 2008, and 4.7% acquired from Caixanova on 12 December 2008), which was classified under the heading “Financial assets available for sale” and the acquisition cost of which amounted to €756 million (proportionate to Repsol Group’s interest in Gas Natural).

According to the terms of the shares purchase agreement entered into with the ACS Group, the acquisition of the remaining stake in Unión Fenosa held by ACS Group, which was a 35.3% stake in company’s share capital, was subject to Spanish competition authorities final administrative resolution, authorizing the transfer. On 26 February 2009, once the authorization had been received, Gas Natural acquired the additional 35.3% mentioned above at €1,797 million (proportionate to the Repsol Group’s interest in Gas Natural). Since Gas Natural attained 50% of voting rights, more than 30%, it was forced to launch a mandatory takeover bid for the remaining Unión Fenosa’s shares, being its political rights limited to 30%. As a result, Gas Natural nominated four members of the total twenty members of Unión Fenosa’s Board of Directors.

As a consequence of the representation on the Board of Directors, Gas Natural considered that existed significant influence, and consecuently, for accounting purposes, it was considered as an associated company and consolidated in the Gas Natural Group using the equity method since 28 February 2009.

The takeover was approved by the Spanish “Comisión Nacional del Mercado de Valores” (CNMV) on 18 March 2009. On 21 April 2009, the CNMV notified Gas Natural of the positive outcome and, as a consequence of the settlement, it acquired an additional 34.8% stake for the amount of €1,771 million (proportionate to the Repsol Group’s interest in Gas Natural). In April 2009, Gas Natural acquired additional shares of 10.1% as a result of the liquidation of various equity swap contracts that were entered into beforehand, and 0.3% as a result of the liquidation of a purchase contract signed in 2008 for a total of €532 million (proportionate amount according to the Repsol Group’s interest in Gas Natural). Due to all these acquisitions, Gas Natural obtained a total 95.2% interest in Unión Fenosa, S.A. for an aggregate amount, including the acquisition costs, of €4,880 million (proportionate amount according to the Repsol Group’s interest in Gas Natural).

Following completion of this acquisition process, on 23 April 2009, Gas Natural SDG, S.A. achieved a majority in the Board of Directors of Unión Fenosa, S.A. and took effective control of its financial and operational policies. However, for accounting purposes, 30 April 2009 was used as the date of effective control, since the difference between these two dates was not considered to be significant. After this date, Gas Natural’s interest in Unión Fenosa is consolidated using the full consolidation method. Gas Natural is consolidated in the financial statements of the Group using the proportional integration method.

Given that Gas Natural acquired control of Unión Fenosa in several acquisitions, it has been recorded according to IFRS 3 for business combinations achieved in stages. Thus, the total cost of the combination is the sum of the costs of the individual transactions and amounts to €4,880 million (proportionate to the Repsol Group’s interest in Gas Natural). Provisional goodwill has been calculated as the difference between the cost and the interest in the fair value of identifiable assets and liabilities as of the date of each transaction. The difference upon first-time consolidation corresponds to the sum of the goodwill calculated on each partial purchase and amounts to €1,719 million (proportionate to the Repsol Group’s interest in Gas Natural). At the date of effective control, changes in equity were recorded under reserves as a revaluation and totalled €4 million.

The breakdown of net assets acquired as of 30 April 2009 and the corresponding goodwill is as follows (proportionate to the Repsol YPF Group’s stake in Gas Natural):

Millions of euros
Cash paid	4,860
Acquisition costs	20

Total purchase price	4,880
Fair value of the net assets acquired	3,161

Goodwill	1,719

	Millions of euros
	Fair value	Carrying amount
Intangible assets	1,318	263
Tangible assets	5,337	3,840
Non-current financial assets	424	456
Deferred tax assets	250	250
Other current assets	1,106	1,107
Cash and cash equivalents	66	66

TOTAL ASSETS	8,501	5,982

Minority interest	626	389
Non-current financial liabilities	1,722	1,730
Other non-current liabilities	838	759
Deferred tax liabilities	827	177
Other current liabilities	1,323	1,323

TOTAL LIABILITIES	5,336	4,378

Total net assets acquired	3,165	1,604
Changes until the control date	(4)
Fair value of net assets acquired	3,161

Total purchase price	4,880
Cash and cash equivalents acquired with the subsidiary	66
Cash used in the acquisition	4,814

From the date of its acquisition, Unión Fenosa’s contribution to the consolidated net result of the period amounted to €43 million (proportionate amount according to Repsol Group’s interest in Gas Natural). Should this acquisition had taken place on 1 January 2009, the increase in its contribution to the consolidated net turnover and the consolidated net income for the interim period would have been €687 million and €50 million (proportionate to Repsol Group’s stake in Gas Natural), respectively.

As a result of the process of allocation of the purchase price, and in connection with the carrying amount of Union Fenosa’s assets and liabilities at the date of purchase, the main assets and liabilities recognized at fair value were as follows:

-	Intangible assets: mainly related to electricity distribution licenses and gas supply contracts.

-	Tangible assets corresponding to combined cycle plants, nuclear power stations, hydropower stations, thermal power stations, wind farms, electric power supply networks and other facilities.

-	Deferred tax liabilities related to the revaluations mentioned above regarding the part that is not expected to be deductible.

The provisional goodwill arising from the business combination is attributed to the high return on the acquired business and to the benefits and synergies expected to arise from the acquisition and integration with Gas Natural.

The recognition of this business combination has been determined provisionally, considering that as of the date of approval of these consolidated interim financial statements, the valuation of assets acquired and liabilities assumed has not yet been completed, and that the twelve-months period since the takeover of Union Fenosa established by IFRS 3, has not been finished.

b)	Reduction in interests in subsidiaries, joint ventures and/or investments in affiliates, affiliated companies or other operations of a similar nature

Name of the entity (or line of business) sold, divested, or eliminated	Category	Effective date of the transaction	% of voting rights sold or eliminated	% of total voting rights in the entity after the sale	Profit/(Loss) generated (Millions of euros)
A.E. Hospital Trías i Pujol, A.I.E. (1)	Liquidation	January-09	15.45%	0.00%	0.0
National Gaz	Sale	February-09	100.00%	0.00%	5.1
Energías Especiales de Andalucía,S.L. (1)	Decrease	May-09	3.09%	12.36%	0.0
Unión Fenosa Centro de Tesorería,S.L. (1)	Liquidation	June-09	30.89%	0.00%	0.0
GN Wind 6,S.L (1)	Decrease	May-09	12.36%	18.53%	0.0

(1)	Companies in which the Group has an interest through Gas Natural.

(3)	DESCRIPTION OF THE TRANSACTIONS OF THE PERIOD

a.) Tangible assets

The main investments in the first half of 2009 were in exploration and production assets in Argentina (€341 million), North America (€193 million), Trinidad & Tobago (€62 million), Algeria (€63 million), Libya (€58 million) and Spain (€52 million). In addition, during this period, significant investments were made in refining activity in Spain (€531 million) and in the LNG business in Canada (€60 million).

In March 2009, Repsol YPF Group acquired the 20% interest owned by Murphy Ecuador Oil Company Ltd. (now known as Amodaimi-Oil Company Ltd.) in the consortium of Block 16 in Ecuador for €66 million. As a result of this acquisition, Repsol YPF’s stake in the consortium increased to 55%. This acquisition took place within the context of the agreements reached with the Ecuadorian Government that extend the exploitation period by six years, from 31 December 2012 until 31 December 2018. Additionally, a transition period of one year, which ends on 12 March 2010, was established by the Ecuadorian Government, in which tax on extraordinary profits are reduced from 99% to 70%. During such year, a long-term Services Contract will be negotiated with the Government of Ecuador which will govern the Group’s operations in Ecuador definitively. Accordingly, the contract in respect of Block 16 will be invalidated and early terminated if the parties do not reach and sign the long-term Service Contract prior to 12 March 2010 (if agreed by both parties this deadline could be postponed).

Additionally, during the six-month period ended 30 June 2009, the Group has registered tangible assets additions in the amount of €975 million, related to the Maritimes & North East Pipelines’ gas pipeline, in North America. This gas pipeline has been acquired under a finance lease.

On 30 March 2009, the sale of an office building on the street Paseo de la Castellana in Madrid, amounting to €409 million, was completed. This sale has led to a divestment of tangible assets of €360 million and generated a profit before taxes of €49 million, included under the heading “Income from reversal of impairment losses and gain on disposals of non-current assets” in the accompanying consolidated income statement.

The principal investments made during the first half of 2008 corresponded to exploration and production assets, fundamentally in Argentina (€470 million) and North America and Brazil (€226 million). In addition, in this half-year period €565 million was invested in the downstream business in Europe.

b.) Non-current assets available for sale

During the interim period ended 30 June 2009, the Group classified €99 million under this heading related to the 13% stake in Indra Sistemas, a company in which Unión Fenosa had an 18% interest, as its future sale was considered highly probable at 30 June 2009. This sale took place on 2 July 2009. The amount corresponding to the remaining 5% stake in this company, which Gas Natural intends to maintain, has been classified as financial assets available for sale (see note 5). These transfers had no impact on the consolidated income statement, since the sale price was consistent with the fair value at the date of acquisition of Union Fenosa.

During the interim period ended 30 June 2008, the net assets of the companies Repsol YPF Comercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A., which respectively owned the Group’s service station network and aviation and lubricants businesses in Ecuador were reclassified under this heading in the amount of €30 million, due to the agreement to sell these companies signed in June 2008.

c.) Goodwill

In the interim period ended 30 June 2009, the Group has recorded, through Gas Natural, the goodwill related to the acquisition of the 95.22% interest in Unión Fenosa, S.A., amounting to €1,719 million (proportionate to the Repsol YPF Group’s interest in Gas Natural) (see note 2).

During the six-month period ended 30 June 2008, €287 million were derecognized corresponding to 14.9% of YPF’s goodwill as a result of the sale of that percentage.

d.) Impairment of assets

Repsol YPF performs an impairment test of its intangible assets, its tangible assets, and other fixed assets, as well as its goodwill, at least annually, or whenever any indication of impairment exists, in order to determine whether there is a decline in the value of its assets.

During the interim period ended 30 June 2009, the Company has reassessed the configuration of its cash generating units as a result of the evolution of the hydrocarbons’ market in Argentina. This fact has led to a reversal of impairments recorded in prior years that amounted to €180 million.

Additionally, in the first half of 2009, the Group has recorded under this heading an impairment in relation to the CO2 emission allowances amounting to €33 million, which was totally offset by an equivalent income recognized in the consolidated income statement, that arose from the recognition of the emission allowances received under the Spanish National Assignment Plan.

The total amount of net impairment reversals recognized in the accompanying consolidated income statement for the first half of 2009 amounted to €143 million.

During the interim period ended 30 June 2008, net impairment losses recorded in relation to non-current assets amounted to €12 million, mainly due to impairment of assets related to the chemical area in Europe (€15 million).

(4)	SEGMENT REPORTING

The Group’s organizational structure is directed at achieving the company’s growth plans as well as setting the base for future developments. The principal aspects of this structure are:

-	Three integrated strategic businesses:

-	Upstream, corresponding to the exploration and development operations of crude oil and natural gas reserves, except for YPF’s operations;

-	LNG, corresponding to the Liquid Natural Gas business, except for YPF’s operations; and

-	Downstream, corresponding to refining, sales activities for oil products, Chemicals and LPG, except for YPF’s operations.

-	Two interests in strategic companies:

-	YPF, which includes the operations of YPF, S.A. and its group companies in the same businesses outlined above for the rest of the Group; and

-	Gas Natural SDG, corresponding to the marketing of natural gas and the generation of electricity power.

The principal figures of the Group’s income statement attending to this organization are shown below:

Operating revenue by segment:

	Operating revenue from customers		Operating revenue among segments		Total operating revenue
SEGMENTS	30/06/2009	30/06/2008	30/06/2009	30/06/2008	6/30/2009	6/30/2008
Upstream	882	1,947	340	776	1,222	2,723
LNG	509	609	44	92	553	701
Downstream	14,698	23,662	16	139	14,714	23,801
YPF	4,260	4,337	83	275	4,343	4,612
Gas Natural SDG	1,970	1,929	61	65	2,031	1,994
Corporate	30	247	180	244	210	491
(-) Adjustments and eliminations of operating revenue among segments	—	—	(724)	(1,591)	(724)	(1,591)

TOTAL	22,349	32,731	—	—	22,349	32,731

Operating income by segment:

	Millions of euros
SEGMENTS	30/06/2009	30/06/2008
Upstream	325	1,327
LNG	34	50
Downstream	565	1,125
YPF	452	644
Gas Natural SDG	334	287
Corporate	(127)	69

Total Operating results related to the reported segments	1,583	3,502
Not assigned results (Financial result)	(36)	(59)
Other results (Results of companies accounted for using the equity method)	49	58

NET INCOME BEFORE TAX AND AFTER SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	1,596	3,501

Assets by segment:

	Millions of euros
Segments	30/06/2009	30/06/2008
Upstream	9,116	8,801
LNG	2,714	1,837
Downstream	14,877	14,151
YPF	11,244	11,762
Gas Natural SDG (1)	14,527	5,804
Corporate	6,620	7,074

Total Assets by segments	59,098	49,429

(1)	The main variation in Group assets recorded during the six-month period corresponds to the acquisition of Unión Fenosa by Gas Natural (the inclusion of its assets as of the date of the first consolidation had an effect of €9,068 million, approximately).

Distribution of net turnover by geographic area (1)

	Millions of euros
Geographic area	30/06/2009	30/06/2008
Internal market	11,160	14,148

Exports	10,421	17,064
a) European Union	2,093	4,162
b) O.E.C.D. countries	1,454	2,596
c) Other countries	6,874	10,306

TOTAL	21,581	31,212

(1)	Net turnover includes “Sales” and “Services rendered and other income” line items in the accompanying consolidated income statement.

(5)	DISCLOSURE OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY

a) Financial assets

The detail of the different concepts that are included on the balance sheet, is as follows:

	Millions of euros
	30/06/2009	31/12/2008
Non-current financial assets	2,023	2,466
Non-current derivatives on commercial transactions (1)	12	9
Other current financial assets	286	494
Current derivatives on commercial transactions (2)	24	49
Cash and cash equivalents	2,362	2,891

	4,707	5,909

(1)	Classified in the Consolidated Balance Sheet under the heading “Other non-current assets”.
(2)	Classified in the Consolidated Balance Sheet under the heading “Other receivables”.

The detail, by type and maturity, of the Group’s financial assets at 30 June 2009 and 31 December 2008, is as follows:

30 June 2009

Millions of euros	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
Equity instruments (1)	—	—	161	—	—	—	161
Derivatives	12	—	—	—	—	225	237
Other financial assets (2)	—	83	—	1,485	69	—	1,637

Long term / Non-current(3)	12	83	161	1,485	69	225	2,035
Equity instruments	—	—	—	—	—	—	—
Derivatives	33	—	—	—	—	20	53
Other financial assets (2)	—	287	—	124	2,208	—	2,619

Short term / Current (4)	33	287	—	124	2,208	20	2,672

TOTAL	45	370	161	1,609	2,277	245	4,707

(1)	Includes the 5% stake in Indra Sistemas, S.A. through Gas Natural, registered as Financial assets available for sale (see note 3) in the amount of €38 million. Additionally, as of 31 December 2008, this heading included Gas Natural’s 14.7% stake in Unión Fenosa. As of 30 June 2009, this stake is consolidated by the full consolidation method (see note 2). In June 2009, Gas Natural sold a 5% stake in Enagás, S.A., which as of 31 December 2008 was classified under the heading Financial assets available for sale in the amount of €48 million (proportionate amount corresponding to Repsol Group’s interest in Gas Natural). This sale has given rise to a net profit amounting to €31 million, which had reduced the Adjustments for changes in value.
(2)	The heading “Loans and receivables” includes €199 million and €22 million classified as non-current and current, respectively, corresponding to the financing of the deficit on regulated electricity activities’ liquidations (proportionate amount corresponding to Repsol Group’s interest in Gas Natural).
(3)	This line does not include non-current trade receivables in the amount of €333 million, classified under the heading “Other non-current assets”.
(4)	The headings “Sales and Services customers” and “Other receivables” from the balance sheet include €7,046 million, which are not included in the disclosure of the financial assets shown in the table above.

31 December 2008

Millions of euros	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
Equity instruments (1)	—	—	881	—	—	—	881
Derivatives	15	—	—	—	—	131	146
Other financial assets	—	81	—	1,295	72	—	1,448

Long term / Non-current (2)	15	81	881	1,295	72	131	2,475
Derivatives	108	—	—	—	—	149	257
Other financial assets	—	203	—	125	2,849	—	3,177

Short term / Current (3)	108	203	—	125	2,849	149	3,434

TOTAL	123	284	881	1,420	2,921	280	5,909

(1)	Included €736 million registered under the heading “Financial assets available for sale” related to Gas Natural’s 14.7% stake in Unión Fenosa. Also included €38 million related to the measurement at fair value of Gas Natural’s 5% stake in Enagás.
(2)	This heading did not include non-current trade receivables in the amount of €267 million, classified under the heading “Other non-current assets”.
(3)	The headings “Sales and Services customers” and “Other receivables” from the balance sheet included €6,340 million in 2008, which were not included in the disclosure of the financial assets shown in the table above.

b) Financial liabilities

The disclosure of the financial liabilities included in the consolidated balance sheet corresponding to financial liabilities is as follows:

	Millions of euros
	30/06/2009	31/12/2008
Non-current financial liabilities	14,206	10,315
Non-current derivatives on commercial transactions (1)	7	5
Current financial liabilities	4,102	1,788
Current derivatives on commercial transactions (2)	23	23

	18,338	12,131

(1)	Classified in the Consolidated Balance Sheet under the heading “Other non-current liabilities”.
(2)	Classified in the Consolidated Balance Sheet under the heading “Other creditors”.

The detail of the acquired financial liabilities as of 30 June 2009 and 31 December 2008 is shown below:

30 June 2009

Millions of euros	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Debts and payable items	Hedging derivatives	Total
Debts with credit entities (1)	—	68	5,744	—	5,812
Obligations and other negotiable securities (2)	—	—	8,187	—	8,187
Derivatives	33	—	—	181	214

Long term debts / Non-current financial liabilities	33	68	13,931	181	14,213
Debts with credit entities (1)	—	—	2,344	—	2,344
Obligations and other negotiable securities	—	—	1,735	—	1,735
Derivatives	25	—	—	21	46

Short term debts / Current financial liabilities	25	—	4,079	21	4,125

TOTAL	58	68	18,010	202	18,338

(1)	Includes €4,953 million and €1,090 million recognized under the heading “Non-current debts and payable items” and “Current debts and payable items”, respectively, according to the Group’s interest in Gas Natural. These figures include the financing subscribed by Gas Natural with credit entities for the acquisition of Unión Fenosa and the proportionate part of Unión Fenosa’s debts, consolidated for first time through Gas Natural.
(2)	Includes preference shares amounting to €3,560 million at 30 June 2009.

31 December 2008

Millions of euros	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Debts and payable items	Hedging derivatives	Total
Debts with credit entities	—	—	1,845	—	1,845
Obligations and other negotiable securities (1)	—	—	8,156	—	8,156
Derivatives	34	—	—	285	319

Long term debts / Non-current financial liabilities	34	—	10,001	285	10,320
Debts with credit entities	—	—	1,491	—	1,491
Obligations and other negotiable securities	—	—	251	—	251
Derivatives	54	—	—	15	69

Short term debts / Current financial liabilities	54	—	1,742	15	1,811

TOTAL	88	—	11,743	300	12,131

(1)	Includes preference shares amounting to €3,524 million at 31 December 2008.

Note: As of 30 June 2009 and 31 December 2008, the figures above did not include financial leasing liabilities amounting to €1,536 million and €721 million, respectively, recognized under the caption “Other non-current liabilities”, and €137 million and €31 million, respectively, recorded under the heading “Other creditors”.

(6)	ISSUES, REPURCHASES OR REDEMPTIONS OF DEBT SECURITIES

Below is a disclosure of issues, repurchases and redemptions of debt securities which have taken place during the six-month periods ended 30 June 2009 and 2008:

	Balance at 31/12/2008	(+) Issues (1)	(-) Repurchases or redemptions	(+/-) Exchange- rate and other adjustments	Balance at 30/06/2009
Bonds and other debt securities issued in the European Union with prospectus	7,756	994	(74)	446	9,122
Bonds and other debt securities issued outside the Europen Union	651	10	—	139	800

TOTAL	8,407	1,004	(74)	585	9,922

	Balance at 31/12/2007	(+) Issues	(-) Repurchases or redemptions	(+/-) Exchange- rate and other adjustments	Balance at 30/06/2008
Bonds and other debt securities issued in the European Union with prospectus	7,682	23	—	(12)	7,693
Bonds and other debt securities issued outside the Europen Union	700	—	(58)	(30)	612

TOTAL	8,382	23	(58)	(42)	8,305

(1)	On 27 March 2009, Repsol YPF, through its subsidiary, Repsol International Finance, B.V. (The Netherlands) issued guaranteed bonds in the amount of €1,000 million, maturing on 27 March 2014, at an interest rate of 6.50%. The credit rating of this issuance at the latest available date, is Standard & Poor’s BBB, Moody’s Baa1 and Fitch’s BBB+.

ISSUES GUARANTEED

	Balance at 31/12/2008	(+) Granted	(-) Cancelled	(+/-) Exchange- rate and other adjustments	Balance at 30/06/2009
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	4,425	1,000	—	—	5,425

	Balance at 31/12/2007	(+) Granted	(-) Cancelled	(+/-) Exchange- rate and other adjustments	Balance at 30/06/2008
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	4,425	—	—	—	4,425

(7)	DIVIDENDS PAID

Dividend payments in the six-month period ended 30 June 2009 and 2008 were as follows:

	30/06/2009			30/06/2008
	% of nominal amount	Euros per share	Amount	% of nominal amount	Euros per share	Amount
Common stock	52.5%	0.525	641	50%	0.50	610
Other stock (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	52.5%	0.525	641	50%	0.50	610
a) Dividends charged to results (1)	52.5%	0.525	641	50%	0.50	610
b) Dividends charged to reserves or share premium emission	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—

(1)	In 2009, this amount includes €7 million corresponding to treasury shares.

(8)	TAX SITUATION

To calculate income tax accrued during this period the tax rate that would be applicable to total expected earnings for the annual period was used, so that the tax expense for the interim period will be the result of applying the estimated annual average effective tax rate to the pretax profit for the interim period. However, the tax effects derived from occasional events or unique transactions undertaken during the period are fully taken into account in that period.

The tax expense recorded on the income statement at 30 June 2009 and 2008 was calculated by applying an effective tax rate of 39.5% and 36.4%, respectively.

(9)	TRANSACTIONS WITH RELATED PARTIES

Repsol YPF undertakes transactions with related parties under general market conditions. For purposes of presenting this information, related parties are considered to be the following:

a.	Major shareholders: according to the latest information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

-	Sacyr Vallehermoso, S.A., which has a total interest of 20.01%.

-	Criteria Caixa Corp. S.A. (belonging to the Caixa Group) has a total direct and indirect interest in Repsol YPF of 14.31%.

-	Petróleos Mexicanos (Pemex) has a total interest of 4.81% through its subsidiaries Repcon Lux, S.A. and Pemex Internacional España, S.A.

b.	Directors and Executives: includes members of the Board of Directors and of the Management Committee.

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the part not owned in the proportionately consolidated companies and the transactions undertaken with companies accounted for using the equity method).

Income and expenses, as well as other transactions, recorded during the first half of 2009 in respect of transactions with related parties (in thousands of euro) has been as follows:

	30 June 2009
EXPENSES AND INCOME: Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies, or entities within the perimeter	Total
Financial expenses	2,994	—	153	3,147
Management or cooperation agreements	—	—	449	449
Operating leases	991	—	2,618	3,609
Receipts from services	1,998	—	148,453	150,451
Purchase of goods (finished or in progress)	626,115	—	2,192,651	2,818,766
Other expenses	9,550	—	4,641	14,191

EXPENSES	641,648	—	2,348,965	2,990,613

Financial income	6,734	5	12,589	19,328
Management or cooperation agreements	—	—	6,279	6,279
Operating leases	93	—	—	93
Provision of services	13,765	—	4,467	18,232
Sale of goods (finished or in progress)	157,566	—	431,511	589,077
Profit from the removal or sale of assets	49	—	—	49
Other income	2,118	—	26,199	28,317

INCOME	180,325	5	481,045	661,375

	30 June 2009

OTHER TRANSACTIONS Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies, or entities within the perimeter	Total
Purchase of tangible, intangible or other assets	5,008	—	154	5,162
Finance agreements: credits and capital contributions (lender) (2)	36,852	294	1,437,710	1,474,856
Sale of tangible, intangible or other assets	—	—	—	—
Finance agreements: credits and capital contributions (borrower) (3)	932,869	—	2,000	934,869
Guaranties given	—	—	—	—
Guaranties received	91,053	—	—	91,053
Commitments acquired (4)	212,317	—	44,440,389	44,652,706
Commitments / guaranties cancelled	43,200	—	—	43,200
Dividends and other profit distributed	244,847	219	—	245,066
Other transactions (5)	1,763,593	—	—	1,763,593

(1)	Includes those transactions with Directors and Executives not included in note 12 on Compensation received by Directors and Executives, which correspond to the present outstanding balance of the loans granted to senior management and the corresponding interest accrued.
(2)	Includes the capital contribution to Gas Natural in the amount of €1,080 million.
(3)	Includes credit policies with a limit of €342 million.
(4)	Corresponds to purchase commitments currently outstanding, net of sales commitments.
(5)	Corresponds principally to:

a.	Temporary financial investments: €723 million.

b.	Exchange-rate hedging transactions: €225 million.

c.	Interest-rate hedging transactions: €815 million.

Income and expenses, as well as other transactions, recorded during the first half of 2008 in respect of transactions with related parties (in thousands of euro) were as follows:

	30 June 2008
EXPENSES AND INCOME: Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies, or entities within the perimeter	Total
Financial expense	2,596	—	—	2,596
Management or cooperation agreements	—	—	970	970
Operating leases	2,377	—	2,049	4,426
Receipts from services	—	—	150,921	150,921
Purchase of goods (finished or in progress)	1,855,508	—	2,189,906	4,045,414
Other expenses	9,473	—	19,340	28,813

EXPENSES	1,869,954	—	2,363,186	4,233,140

Financial income	14,476	6	20,657	35,139
Management or cooperation agreements	—	—	222	222
Operating leases	100	—	—	100
Provision of services	14,089	—	8,639	22,728
Sale of goods (finished or in progress)	77,142	—	866,613	943,755
Profit from the removal or sale of assets	—	—	—	—
Other income	4,231	—	19,962	24,193

INCOME	110,038	6	916,093	1,026,136

	30 June 2008
OTHER TRANSACTIONS Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies, or entities within the perimeter	Total
Purchase of tangible, intangible or other assets	45,376	—	238	45,614
Finance agreements: credits and capital contributions (lender)	—	340	428,028	428,368
Financial lease agreement (lessor)	—	—	12,200	12,200
Sale of tangible, intangible or other assets	—	—	4,497	4,497
Finance agreements: credits and capital contributions (borrower) (2)	437,069	—	3,000	440,069
Amortization or cancellation of credits and lease agreements (lessee)	4,250	—	—	4,250
Guaranties given	11,352	—	—	11,352
Guaranties received	132,928	—	—	132,928
Commitments acquired (3)	40,542	—	11,345,470	11,386,012
Commitments / guaranties cancelled	79,630	—	—	79,630
Dividends and other profit distributed	244,567	203	376,996	621,766
Other transactions (4)	1,851,735	—	15,275	1,867,010

(1)	Included those transactions with Directors and Executives not included in note 12 on Compensation received by Directors and Executives, which corresponded to the present outstanding balance of the loans granted to senior management and the corresponding interest accrued.
(2)	Included credit policies with a limit of €405 million.
(3)	Corresponded to purchase commitments outstanding, net of sales commitments.
(4)	Corresponded principally to:

(a)	Temporary financial investments: €318 million

(b)	Exchange-rate hedging transactions: €528 million.

(c)	Interest-rate hedging transactions: €643 million.

(10)	LITIGATION

The principal changes in the six-month period ended 30 June 2009 with respect to the litigation matters described in the 2008 consolidated financial statements are as follows.

Spain

In July 2007, the Investigation Department of the Spanish National Competition Commission (“Comisión Nacional de la Competencia”, thereafter “CNC”) notified Repsol YPF of an antitrust investigation concerning Article 1 of the Law of Defense of Competition (LDC) against Repsol Comercial de Productos Petrolíferos, S.A. (“Repsol”), BP and Compañía Española de Petróleos, S.A. (“CEPSA”). CNC alleges that these companies engaged in indirect gasoline price fixing based on the frequent alignment of gasoline maximum prices and price recommendations concerning their respective gasoline stations. In August 2008, the Board of the CNC commenced an administrative proceeding in relation with the antitrust investigation, applying coincidently the Art. 1 of the national LDC and Art. 81 of the European Community (“EC”) Treaty. This matter is currently pending from the Board of the CNC resolution, which is expected to pronounce its conclusions shortly.

Argentina

Arbitration with AES Uruguaiana Empreendimentos S.A. (“AESU”), Companhía de Gás do Estado do Río Grande do SUL (“Sulgás”). AESU has claimed damages in a total amount of US$28 million (€19 million) for deliveries of natural gas volumes which were not made between September 2007 and June 2008. In July 2008, AESU also claimed damages in a total amount of US$3 million (€2 million) for deliveries of natural gas volumes not made during the period January 2006 through December 2006. YPF has contested both of these claims. In a letter dated 20 March 2009, AESU notified YPF the termination of the related contract.

On 6 April 2009, YPF was notified by the International Chamber of Commerce (“ICC”) of an arbitration brought by AESU and Sulgás against YPF claiming damages in an approximate amount of US$1,052 million (€756 million), which includes the amount referred to above, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s claim of the damages assessment is far beyond any reasonable assessment, since it exceeds al least six-times the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would had breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract (as set forth in the contract entered into in 1998). In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. YPF considers the probability that the claim brought by AESU is likely to be unsuccessful.

Furthermore, on 6 April 2009 YPF registered at the ICC a request for arbitration against AESU, Sulgás and Transportadora de Gas del Mercosur S.A. (“TGM”), seeking an award from the Arbitral Tribunal which states, among other things, that AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract.

With respect to the termination of the natural gas transportation contracts associated with this natural gas export contract, YPF was notified by the ICC of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments for an approximate amount of US$10 million (€7.2 million), in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM. YPF has requested that these two proceedings are accumulated.

Litigation with Transportadora de Gas del Norte S.A. (“TGN”). In the beginning of 2009, YPF filed a complaint against TGN with the Argentine Natural Gas Regulatory Agency (“ENARGAS”), seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered into with AESU and other parties. The request is based on (i) the termination of the referred natural gas export contract and the legal impossibility to assign the transportation contract to other shippers because of certain changes in law in effect since the year 2002; (ii) TGN’s legal impossibility to render the transportation service on a firm basis because of certain changes in law in effect since the year 2004; and (iii) the “statutory hardship” exemption available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Argentine local market. Innergy Soluciones Energéticas S.A. On 18 June 2009, YPF and Innergy signed a settlement agreement whereby, without recognising facts or rights, they agreed on a settlement to their dispute submitted to arbitration proceedings which were under way.

Argentine local market. Central Puerto. On 26 June 2009, YPF and Central Puerto entered into a settlement agreement whereby, the parties agreed to compromise on disputes submitted to arbitration proceedings which were under way, without recognising facts or rights. Accordingly, the Arbitration Tribunal took note of this, put an end to the arbitration and ruled that the process had been totally and definitively terminated due to the withdrawal of both sides.

Trinidad and Tobago

In September 2008, BP America Production Company initiated arbitration proceedings against Repsol YPF under the UNCITRAL Rules in New York, in connection with Repsol YPF’s alleged obligation to share, since January 2006, the extraordinary income derived from the shipping of LNG of Atlantic 2/3’s trains 2 and 3 to locations other than Spain, such as the United States, under the contract entered into between Repsol YPF and Atlantic 2/3 Company of Trinidad & Tobago.

Algeria

Sonatrach’s litigation. On 10 June 2009, the arbitration tribunal requested the parties to assess the economic consequences resulting from Sonatrach’s rescission of the contract, which the arbitration tribunal considers to be justified according to its preliminary analysis, considering that the profits obtained by Sonatrach as a result of continuing to operating the project by itself and the investments made by Repsol YPF and Gas Natural should be deducted from the assessment of the economic consequences. Repsol YPF believes that it has solid arguments to expect that the net effect of this arbitration proceeding will allow Repsol YPF to recover the investments recorded in the Project.

Ecuador

Law No. 2006-42, Application Rules and Executive Decree No. 662 and amendments. Petroecuador. Pursuant to a resolution, the Tribunal, established, in effect “through 12 March 2010, neither the Ecuadorian Government nor Petroecuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish claimant’s assets, or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action”.

(11)	AVERAGE HEADCOUNT

The average employee headcount at 30 June 2009 and 2008 was:

	30/06/2009	30/06/2008
AVERAGE HEADCOUNT (1)
Men	26,769	27,639
Women	9,860	9,426

	36,629	37,065

(1)	Figures related to 2009 do not include the average headcount contributed by Unión Fenosa since its first consolidation date.

(12)	DIRECTORS’ AND EXECUTIVES’ COMPENSATION

The Board of Directors is the body responsible for the governance, management, and administration of the interests and businesses of the company in all matters not reserved for the General Meeting. Its activity centers on general supervisory functions and evaluating matters of special importance for the company. Thus, the Board of Directors is responsible, among other functions, for approving the company’s Strategic Plan, annual budgets and management objectives; the company’s investment and finance policies; corporate responsibility and corporate governance policy; risk control and management policy, as well as certain decisions and operations of special importance because of their amount or strategic relevance.

Currently, the Board of Directors consists of sixteen directors, of whom two are Executive Directors, six are Outside Directors representing Major Shareholders, and eight are Independent Outside Directors.

The administration of ordinary business is entrusted to the Management Committee.

Compensation received by the members of the Board of Directors and the Management Committee during the six-month period ended 30 June 2009 and 2008 was as follows:

DIRECTORS:
	Thousands of euros
	30/06/2009	30/06/2008
Compensation:

Fixed compensation	4,315	4,286
Variable compensation	1,857	1,687
Others	28	27

TOTAL	6,200	6,000

Other benefits:

Pension funds and plans: Contributions	1,228	1,125
Life insurance premiums	137	121

EXECUTIVES:

	Thousands of euros
	30/06/2009	30/06/2008
Total compensation received by executives (1)	18,989	9,025

(1)	As of 30 June 2009, this amount includes compensations due to termination of the labour relationship and non-competition agreements totalling €9 million.

(13)	SUBSEQUENT EVENTS

At the date of approval of these condensed consolidated interim financial statements, there are no subsequent events to be noted.

(14)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These condensed consolidated interim financial statements are prepared on the basis of IFRSs, as adopted by the European Union and as issued by IASB, and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group may not conform to other generally accepted accounting principles.

REPSOL YPF S.A. and Investees composing the

REPSOL YPF GROUP

CONSOLIDATED INTERIM MANAGEMENT’S REPORT

FOR THE SIX-MONTH PERIOD ENDED 30

JUNE 2009

1.	ECONOMIC AND FINANCIAL INFORMATION

Repsol YPF’s net income for the first half of 2009 amounted to €889 million, a 58% decrease over the same period in 2008.

Operating income was €1,583 million and EBITDA reached €2,988 million compared to €4,916 million of EBITDA obtained during the first half of 2008.

Operating income was affected mainly by the impact of lower refining margins and gas and oil prices in comparison with the same year ago-period.

On the other hand, although the dollar was depreciated slowly throughout the year, it stays more appreciated with respect to the euro than in the same period in 2008 (going from 1.53 in the first half of 2008 to 1.33 in the first half of 2009).

Repsol YPF Group’s operating income during the first half of 2009 were as follows:

	JANUARY – JUNE
	2008	2009	% Variation
Operating Income	3,502	1,583	(54.8)%
Upstream	1,327	325	(75.5)%
LNG	50	34	(32.0)%
Downstream	1,125	565	(49.8)%
YPF	644	452	(29.8)%
Gas Natural SDG	287	334	16%
Corporate and Others	69	(127)	(284.1)%
Financial Result	(59)	(36)	39.0%
Profit before tax and share of results of companies accounted for using the equity method	3,443	1,547	(55.1)%
Income tax	(1,253)	(611)	51.2%
Share of results of companies accounted for using the equity method	58	49	(15.5)%
Consolidated Net income for the interim period	2,248	985	(56.2)%
NET INCOME ATTRIBUTABLE TO:
Minority interests	131	96	(26.7)%

SHAREHOLDERS OF THE PARENT COMPANY	2,117	889	(58.0)%

2

UPSTREAM

Operating income in the first half of 2009 amounted to €325 million, which represents a decrease of 75.5% compared to the first half of 2008.

The drop in first-half operating income was due principally to the lower oil and gas realisation prices that, excluding the lower taxes efect, decreased by € 1,067 million.

The lower exploration costs in 2009 had a positive impact of € 126 million.

Finally, the appreciation of the dollar against the euro increased net income by € 42 million.

Production in the first half of 2009 (329 Kboepd) decreased 1.8% comparing to 2008 (335 Kboepd). If we exclude the impact of contractual and regulatory changes in Bolivia and Libya, and the OPEC quota reduction, production in the first half of 2009 would have increased 7.4% in comparison with the same period last year. This growth is attributable to the start of operations of Shenzi.

Investments in the first half of 2009 in the Upstream area amounted to €652 million. Investments in development represented 45% of investments and were made principally in the U.S. (53%), Trinidad & Tobago (20%), and Lybia (8%).

LNG

Operating income was €34 million during the first half of 2009, which represents a decrease of 32%, compared to the first half of 2008.

The reduction in 2009 first half operating income is mainly due to a decrease in electricity pool prices in the Spanish market, as well as narrower margins and diminished sales volumes in commercialization, that decreased €22 million in operating income.

This effect was partially offset by the appreciation of the dollar against the euro and by higher sales in Trinidad & Tobago.

3

Investments in the first half in the LNG area reached €70 million, 51.7% below that of the first half of 2008. These investments were made principally in the Canaport LNG plant.

DOWNSTREAM

Operating income in the first half of 2009 was €565 million compared to €1,125 million during the same period in 2008.

Lower refining margins affected by narrower spreads in medium distillates and tighter spreads between light and heavy oil were partially offset by lower fixed costs, achieved thanks to the implementation of cost savings and efficiency improvement plans. The combined effect of the above-mentioned factors had a €416 million adverse impact on Spanish Refining operating income.

In Peru, wider fuel oil and gasoline lifted margins spreads, increasing operating income by €59 million.

Wider marketing margins were able to more than compensate the drop in oil product sales. Accordingly, the entire segment contributed €97 million more than in the same period last year.

The petrochemical business showed an operating income that was €46 million lower year-on-year principally due to a worsening of margins and less sales as a result of the international downturn. Lower feedstocks and energy prices were unable to counteract the other effects.

Enhanced performance in the LPG business (with higher margins and stable fixed costs) had a positive €69 million impact on operating income.

The appreciation of the dollar against the euro increased income by €36 million.

In addition, Downstream operating income is affected by the inventory holding gains, which had a less positive impact than the same period last year and supposed a decrease of € 448 million.

4

Investments in the Downstream area during the first half of 2009 amounted to €752 million, which were spent principally in the enlargement of the Cartagena facilities and in the fuel oil reductor unit at Bilbao.

YPF

Operating income went from €644 million during the first half of 2008 to €452 million during the first half of 2009.

Declining revenues, net of taxes, from exports and from products sold domestically whose prices depend on international oil prices, diminished income by €475 million.

Lower operating costs thanks to the implementation of a cost savings plan had a positive €53 million impact on operating income.

During the interim period ended 30 June 2009, the Company has reassessed the configuration of its cash generating units as a result of the evolution of the hydrocarbons’ market in Argentina. This fact has led to a reversal of impairments recorded in prior years that amounted to €180 million, registered as an income in the first half of 2009.

Production in this half was 599 Kboepd, versus 612 Kboepd in the same period last year, reflecting the natural decline of mature fields in the region and taking into account the effects of the oil workers’ strike in the second quarter of 2008.

Investments in the first half of 2009 in YPF amounted to €437 million, with 64% of this amount earmarked for Exploration and Production development projects.

GAS NATURAL

Operating income at Gas Natural SDG during the first half of 2009 amounted to €334 million, compared to €287 million during the same period in the prior year, which represents an increase of 16%.

5

The increase is due to the result of the global integration of Unión Fenosa operating income in Gas Natural SDG since 30 April 2009.

Investments in Gas Natural SDG during the first half of 2009 reached €4,563 million. These investments were spent principally in increasing its shareholding in Unión Fenosa.

CORPORATE

This heading includes Corporate operating expenses and income/expenses not attributable to the company’s operating areas.

In the first half of 2009 a negative result of €127 million was recorded, €196 million less than the same period in 2008, which included €86 million in profit before tax on the sale of 14.9% of YPF and €176 million derived from the reversal of liabilities booked in the past for various items that were under negotiation by the company and which were no longer considered necessary given the outcomes. The first half of 2009 includes €49 million in profit before tax on the sale of the tower on Paseo de la Castellana in Madrid.

DEBT AND FINANCIAL RESULT EVOLUTION

At June 30, 2009, Repsol YPF’s net financial debt was €10,405 million, an increase of €7,071 million compared with net financial debt at the end of 2008 (€3,334 million).

6

The change in net debt that occurred during the first half of 2009, as well as the causes that gave rise thereto, are as follows:

Millions of Euros
Change in Net Debt	2009
Net debt at 1 January	3,334
EBITDA	(2,988)
Changes in working capital	144
Investments (1)	6,526
Divestments (1)	(422)
Dividends	747
Exchange differences	26
Income taxes (received)/paid	479
Unión Fenosa’s Debt Incorporation	2,172
Other changes	387

Net debt at 30 June	10,405

(1)	Additionally, in the January-June 2009 period, financial investment were made totalling €4 million, wich implies total investments of €6,530 million. Financial divestment were also made totalling €43 million, wich implies €465 million in total divestments.

This increase is mainly attributable to the impact of Gas Natural SDG’s acquisition of Unión Fenosa on the Group’s consolidated debt, implying a €4,354 million increase in first half-year investments. Furthermore, the integration of Unión Fenosa’s balance sheet in Gas Natural, increased the Group’s net debt by €2,172 million (proportionate amount according to the Repsol Group’s interest in Gas Natural).

In addition, the most relevant aspects in this first half of the year are:

•

In the divestments caption, the last pending instalment totalling €245 million on the sale of the tower on Paseo de la Castellana to Caja Madrid was collected in March of this year. Additionally, June figures include €48 million from the sale of the Enagas stake by Gas Natural and €28 million from the sale of shareholdings in Red Eléctrica and Isagen by Unión Fenosa.

•

Dividends totalling €747 million were paid in the first six months of 2009, €641 million of which relate to the Repsol interim dividend for 2008 (this amount includes €7 million corresponding to treasury shares held by the Group as of the payment date).

The net debt-to-capital employed ratio at 30 June 2009 stood at 29.1%. Taking preference shares into account, the ratio is 39.0%.

7

The Group’s net financial debt (excluding Gas Natural) at the end of the first six months amounted to €3,657 million in comparison with €1,883 million at 31 December 2008, that is, an increase of €1,774 million mainly explained by the €1,080 million disbursement made for the Gas Natural capital increase (no impact on the consolidated Group).

The consolidated Group’s (ex- Gas Natural) net debt-to-capital employed ratio at the end of first-half 2009 stood at 12.9%, which would have been 25.6% if we take preferred shares into account.

FINANCIAL RESULT

The net financial result in the first half of 2009 was negative for €36 million, compared to €59 million during the same period in the prior year. The following matters must be noted:

•

A negative effect of €67 million for a major net interest rate that it is mainly explained for an increase in the average net debt as a result of the purchase of Unión Fenosa by Gas Natural joined to the incorporation of the Unión Fenosa’s debt since 30 April 2009.

•

A positive variation of €75 million mainly caused by the interest rate positions as a result of the drop in the first half of 2009 of the euro rate long and mid term line and the increase on the dollar line.

INCOME TAX

The effective corporate tax rate for the first half of 2009 has been estimated at 39.5%, higher than the one estimated for the same period in the previous year (36.4%). The different operations with punctual impact in the effective corporate tax rate in the first half of 2008, principally the sale of YPF S.A., were the main reasons for the increase.

SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Income from equity-accounted companies in the first half of 2009 amounted to €49 million, versus €58 million during the same period of the prior year.

8

NET INCOME ATTRIBUTED TO MINORITY INTERESTS

The net income attributed to minority interests in the first half of 2009 amounted to €96 million compared to €131 million during the first half of 2008.

2.	CORPORATE AREAS

People and Organization

At the end of June 2009, Repsol’s total headcount was 37,157 employees (this amount does not include Unión Fenosa’s headcount as of that date), distributed over more than 30 countries and concentrated principally in Spain and Argentina, which represent 84.16% of the total. From the employment point of view, the presence in countries like Portugal, Brazil, Peru, Ecuador, Trinidad and Tobago, Chile, Bolivia, among others, is noteworthy.

Permanent employees account for 90% of the total. The ratio of women to men remains at 27% of total headcount.

By business areas, 6.30% of all employees are in the Upstream area, 0.54% in LNG, 48.61% in Downstream, 30.57% in YPF, 5.52% in Gas Natural SDG and 8.46% in Corporate Center.

On February 26, Repsol’s Board of Directors approved a proposal to make changes to the company’s management structure aimed at simplifying and concentrating the management team. The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

Safety and Environmental information

Attention to safety and the environment are a key aspect of managing its operations for Repsol. Safety and environmental matters are taken into account in all phases of its operations.

9

Repsol has implemented a Safety and Environment Management System (SGSMA) applicable in all the company’s operations, based on an Environment and Safety Manual and a broad body of rules, procedures, and technical guidelines, that are currently being updated to be adapted to the best practices in the sector. Under the SGSMA, a growing number of the company’s operations centers are certified under the ISO 14,001 and OHSAS 18001 standards.

Additionally, environmental and safety improvement programs have been undertaken in all the company’s activities, as well as investment to reduce impact on the environment and personnel to maintain facilities in accordance with the best standards in the sector.

3.	BUSINESS RISKS

The Group operations may be affected by some risks that are exclusively related to the Group, but also by some other external risks that could affect any other companies that operate in the oil and gas industry. These risks may affect Repsol’s business, operations, results of operations and financial condition during the second half of the year. Additionally, future risks, not known or not considered relevant at the date of these financial statements, may affect Repsol’s operations.

Exchange-Rate Risk

Operating income is exposed to changes in exchange rates of local currencies in the countries in which Repsol operates. To reduce the exposure of results of operations to the exchange rate, the company contracts financial derivatives for those currencies that has a liquid market and reasonable transaction costs.

The company is also exposed to exchange-rate risk in relation to the value of its assets and financial investments in dollars. Repsol obtains financing partially in dollars, either directly or synthetically by contracting exchange-rate derivatives.

10

Commodity Price Risk

As a result of performing business operations and activities, the Group’s results of operations are exposed to the volatility of the prices of crude oil, natural gas, and their derivate products.

Interest-Rate Risk

The market value of the Group’s net financing and interest could be affected as a result of changes in interest rates.

Regulatory Risks

The oil and gas industry is subject to extensive government regulation and intervention on matters such as exploration and production permits, the imposition of specific contractual obligations for drilling and exploration, production restrictions, price controls, divestment of assets, exchange-rate controls on development and nationalization, expropriation, or cancellation of contractual rights. This regulation and legislation is virtually applicable to all of Repsol YPF’s operations in the countries where it operates. In addition, this legislation and regulation can change in the future.

Likewise, Repsol YPF Group is subject to ever stricter environmental legal requirements in almost all the countries where it operates, which affect the company’s operations, on matters such as the environmental quality of products, atmospheric emissions and climate change, dumping in water and the management of underground water as well as the generation, storage, shipment, treatment and final disposal of waste. These requirements have had and will continue to have a material impact on Repsol YPF’s business, its financial conditions and results of operations. Therefore, the company has made and will in the future continue to make the investments necessary to comply with them.

11

4.	RELEVANT EVENTS

The following is a summary of the relevant news announced by the company in 2009:

Exploration and Production

On January 26, Repsol announced three new gas discoveries in Algeria’s Sahara Desert: one in the Reggane Basin where the Company already has a number of exploration successes; another one in the adjacent Ahnet Basin; and a third discovery in the Berkine Basin.

Repsol also announced on February 6 a major oil discovery in the U.S. Gulf of Mexico. This oil find was made in the Buckskin prospect in Keathley Canyon, 300 kilometres offshore Houston.

On March 13, Repsol and the Government of Ecuador reached an agreement to create a stable contractual framework within one year. This Agreement extends the term of the operating period in Block 16 by 6 years, from 2012 to 2018. It also establishes a one-year transitional period during which the Government of Ecuador will reduce the tax on extraordinary profit from 99% to 70%. During the aforementioned period, both parties will negotiate a long-term Service Agreement to govern Repsol’s activities in Ecuador.

On March 30, Repsol announced a gas discovery in the Tangiers-Larache exploration area, 40 kilometres off the coast of Morocco. Repsol holds a 36% stake and is the operator of the consortium which made the discovery.

On April 1, Repsol announced a new gas discovery in the Ahnet Basin. Repsol holds a 33.75% stake and is the operator of the consortium of this well, known as TGFO-1.

On April 13, Repsol and Petrobrás confirmed to the Brazilian authorities the economic viability of the Pirarucá discovery made on January in block BM-S-7 in shallow waters in the Santos Basin (Brazil).

On April 15, Repsol announced a new deep water discovery at the Santos Basin. The well, known as Iguazú, is located in the BM-S-9 block at a distance of 340 kilometres from the coast of Sao Paulo and at a depth of 2,140 metres. Repsol holds a 25% stake.

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On April 21, Repsol announced its first offshore oil and gas discovery in the coast of Libya. The well is the first one drilled in the NC 202 block in the Sirte Basin, 15 km off the coast. NOC awarded this block to Repsol and its partners in November 2003.

On May 11, Repsol announced the third discovery made by the Company in 2009 the Santos Basin, Brazil. With a 40% stake, Repsol is the operator of the exploration consortium. The well, known as Panoramix, is in block BM-S-48, 180 kilometres from the coast of Sao Paulo in water 170 metres deep.

On July 1, Repsol announced two offshore oil discoveries in the Spanish Mediterranean. The Montanazo D-5 and Lubina-1 fields are located 45 kilometres off the coast of Tarragona where the company is developing similar satellite fields. Repsol, with a 75% stake, is the operator of the first of these discoveries in a consortium with Gas Natural (17,7%) and Cepsa (7,3%). In the second discovery, Repsol is the sole holder.

LNG

On June 19 Repsol announced the completion of its Canaport LNG terminal. The project was executed by Repsol and Canada’s Irving Oil. Repsol, with a 75% stake, is the operator and supplies the LNG that the terminal needs. The total re-gas capacity of this plant is asigned to Repsol.

Corporate

On January 15, 2009 Repsol YPF paid a gross interim dividend of €0.525 per share corresponding to year 2008. This amount represents an increase of 5% compared to the interim dividend in the prior fiscal year.

The “2009 Sustainability Annual” prepared by PriceWaterhouseCoopers and Sustainable Asset Management (SAM) awarded Repsol the “Gold Class” company distinction, one of only five companies to win the award out of 109 surveyed from the oil and gas industry. Repsol was especially commended for its strategy to combat climate change and its relationship with indigenous communities.

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On 27 March, Repsol International Finance B.V., concluded a 5-year bond issue, guaranteed by Repsol YPF, S.A, for an amount of €1 billion, at a coupon of 6.50%, and an issue price 99.934%, equivalent to a mid-swap plus 370 basis points.

The General Shareholders’ Meeting held on May 14, 2009 approved the distribution of a total gross dividend corresponding to fiscal year 2008 of €1.05 per share, a 5% increase versus the total dividend the prior fiscal year.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: August 12, 2009	By:	/s/ Iñigo Alonso de Noriega
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director